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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SNC & Embraer to Participate in USAF OA-X Experiment with A-29 Super Tucano

Sparks, USA, May, 12th, 2017 – Embraer Defense & Security, together with its partner, Sierra Nevada Corporation (SNC), has been invited to participate in the U.S. Air Force’s (USAF) Capability Assessment of Non-Developmental Light Attack Platforms, known as OA-X. SNC and Embraer will take part in the experiment with the A-29 Super Tucano, which is the only light air support (LAS) aircraft in the world with a USAF Military Type Certificate. The OA-X assessment begins in July at New Mexico’s Holloman Air Force Base.

“SNC is proud to participate in the USAF's effort to enhance warfighter support and bring greater value and affordability to the American taxpayer,” said Taco Gilbert, senior vice president for SNC´s Intelligence Surveillance Reconnaissance (ISR) business area. “Partnering with Embraer, we’re proud to present the U.S.-made, combat-proven A-29 as part of this experiment.”

The OA-X experiment is part of the USAF’s effort to explore the benefits of acquiring a new, low-cost, non-developmental light attack aircraft to provide close air support and other missions in permissive and semi-permissive environments, reduce fighter pilot training costs, and accelerate pilot seasoning. The OA-X will accomplish those objectives while preserving and extending the service lives of other jet fleets.

“The A-29 is uniquely suited for training and seasoning fighter pilots,” said Jackson Schneider, president and CEO of Embraer Defense & Security. “This means more highly-trained pilots more quickly and less expensively, while allowing other platforms to do the work they do best.”

Manufactured in Florida and in use by a dozen air forces worldwide, the A-29 is a durable, versatile and powerful turboprop aircraft capable of carrying out a wide range of fighter and ISR missions. The USAF-certified A-29 is combat-proven in Afghanistan and in theaters around the globe.

Follow us on Twitter: @Embraer

About Embraer Defense & Security

Leader in the aerospace and defense industry of Latin America, Embraer Defense & Security offers a complete line of integrated solutions such as C4I (Command, Control, Communication, Computers and Intelligence Center) applications, leading edge technologies in the production of radars, advanced information, air traffic control and communication

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 systems, integrated systems for border monitoring and surveillance, as well as military and government transportation aircraft. With a growing presence on the global market, Embraer Defense & Security products are present in more than 60 countries.

Follow us on Twitter: @EmbraerSA

About Sierra Nevada Corporation

Sierra Nevada Corporation (SNC) provides customer-focused technology solutions in the areas of aerospace, aviation, electronics and systems integration. SNC has been honored as one of “The World’s Top 10 Most Innovative Companies in Space,” and one of America’s fastest growing companies. SNC’s diverse technologies are used in applications including telemedicine, navigation and guidance systems, threat detection and security, commercial aviation, scientific research and infrastructure protection. Founded in 1963 and headquartered in Sparks, Nevada, SNC operates under the leadership of owners, CEO Fatih Ozmen and President Eren Ozmen, with a workforce of nearly 3,000 personnel in 34 locations in 19 U.S. states, England, Germany and Turkey providing global support to customers.

For more information on SNC visit www.sncorp.com and follow us at Facebook.com/SierraNevCorp and Twitter @SierraNevCorp. Sierra Nevada Corporation and SNC are trademarks of Sierra Nevada Corporation.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2017

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer